Exhibit 17.1
CAZEVEDO Corp

FROM: CELSO AZEVEDO	2 October 2007

TO:	BRUCE BERKOFF BAICHUAN DU DAVID LEVI ELI PORAT
According to the instructions from the SEC, a registrant has to file Form 8-k within 4 business days from the date of the event. Given that you were informed of my resignation on Wednesday, the 12th September, I note that your filing was made after the period stipulated by the SEC.
The comments on my resignation letter dated 12 September 2007 and proposal memorandum to the Board of Directors, dated 7 September 2007, were attached to the Form 8-K filed with a substantial number of deletions of important information made by the company, under the pretext of “confidential treatment requested”, which dilutes the degree of criticality of the situation of the company and also the abysmal track record of its CEO.
It is mentioned in the filing that Mr. Azevedo’s proposal was “presented only to selected directors and not to the entire Board”. In reality, the proposal was sent to all independent and outside directors (see list of addressee directors in the proposal of 7 September 2007 itself), with the only exception of the CEO, for obvious reasons. This is a common practice among outside board directors when they desire to discuss the performance and replacement of the CEO.
It is also mentioned that “certain of the company’s assets would be contributed to a new business unit entity and Mr. Azevedo might become the chief executive officer of this entity. . . the company believes that its unwillingness to proceed with this transaction from which Mr. Azevedo could reap personal benefit further contributed to his decision to resign from the board of directors”. In fact, the suggestion that Mr. Azevedo become chief executive of the entity was made by the CEO of TVIA, but was rejected by Mr. Azevedo. Mr. Azevedo stated more than once to the CEO of TVIA, and to other board members, that he had no interest in being CEO of TVIA or any other entity related to it, as he had no relevant experience in the television and semiconductor industries, and had no time to dedicate to such function due to his commitments to other companies and industries. In fact, Mr. Azevedo proposed to two other board directors that Mr. Bruce Berkoff would be an appropriate candidate to replace the current CEO, given his experience in the related industries.
To make it very clear, the main reason behind my resignation was the impossibility to have the board of directors agree to replace the CEO. Any CEO with this track record should have been replaced by the previous board of directors, or at the latest by the current board. In the absence of support for this decision, given a blocked 3:3 position amongst the directors, I had concluded that the company could not be taken to a successful path with its incumbent CEO and its situation should not be perpetuated. Such blocking persisted, even though a four person majority of the board had decided to strip the CEO of his authority, which was given back to him under the advice given to the board by an attorney brought in by the CEO, which advice I believe to be unfounded and incorrect, that control by an executive committee could or would jeopardize the Company’s D&O insurance.
The Form 8-K filing continues a pattern of presenting misleading, and outright false, statements about the Company which is a second main reason why I felt my resignation was necessary to protect me from the implication that I concurred in such behaviour.
This letter is sent to you in accordance with Item 5.02 (a) (3) (ii) of Form 8-K. In addition, Item 5.02 (a) (3) (iii) requires that the registrant should “file any letter received by the registrant from the director with the Commission as an exhibit by an amendment to the previously filed Form 8-K within two business days after receipt by the registrant”. I expect that this time the company will fulfil [sic] this requirement from Form 8-K and will file this letter on time.

/s/ Celso Azevedo
Celso Azevedo

Date: 2 October 2007